SOUSZEN, INC.

FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2019
AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To the Board of Directors
SousZen, Inc.
Sisters, Oregon

We have reviewed the accompanying financial statements of SousZen, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
December 4, 2020

SOUSZEN, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ 23,876	$ -
TOTAL CURRENT ASSETS	23,876	-
PROPERTY AND EQUIPMENT		
Property and equipment, net	26,324	-
OTHER ASSETS		
Intangible assets, net	152,787	-
	152,787	-
TOTAL ASSETS	$ 202,987	$ -

LIABILITIES AND SHAREHOLDERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Convertible notes	$ 496,422	$ -
TOTAL CURRENT LIABILITIES	496,422	-
TOTAL LIABILITIES	496,422	-
SHAREHOLDERS' EQUITY		
Common stock, see note 5	792	-
Additonal paid-in capital	(211)	-
Shareholders' equity	(294,016)	-
TOTAL SHAREHOLDERS' EQUITY	(293,435)	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 202,987	$ -

See independent accountant's review report and accompanying notes to financial statements.

SOUSZEN, INC.
STATEMENT OF INCOME
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ 176,201	$ -
COST OF GOODS SOLD	161,958	-
GROSS PROFIT	14,243	-
OPERATING EXPENSES		
Contractors	71,396	-
General and administrative	7,167	-
Insurance expense	19,600	-
Office expenses	10,471	-
Payroll expense	124,875	-
Professional fees	19,030	-
Rent expense	8,800	-
Repairs and maintenance	3,083	-
Sales and marketing	11,085	-
Travel expense	14,288	-
TOTAL OPERATING EXPENSES	289,795	-
NET OPERATING INCOME	(275,552)	-
OTHER INCOME/(EXPENSES)		
Interest expense	(18,464)	-
TOTAL OTHER INCOME	(18,464)	-
NET LOSS	$ (294,016)	$ -

See independent accountant's review report and accompanying notes to financial statements.

SOUSZEN, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2019 AND 2018

	Common Stock		Additional	Retained Earnings	
	Shares	**Amount**	**Paid-in Capital**	**(Accumulated Deficit)**	**Total**
BEGINNING BALANCE, DECEMBER 18, 2018 (INCEPTION)	-	$ -	-	$ -	$ -
Net loss	-	-	-	-	$ -
ENDING BALANCE, DECEMBER 31, 2018	-	$ -	$ -	$ -	$ -
Issuance of common stock	7,917,800	792	(211)	-	$ 581
Net loss	-	-	-	(294,016)	$ (294,016)
ENDING BALANCE, DECEMBER 31, 2019	**7,917,800**	**$ 792**	**$ (211)**	**$ (294,016)**	**$ (293,435)**

See independent accountant's review report and accompanying notes to financial statements.

SOUSZEN, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (294,016)	$ -
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation expense	-	-
(Increase) decrease in assets:		
Accounts receivable	-	-
Increase (decrease) in liabilities:		
Accrued interest	18,464	-
CASH USED FOR OPERATING ACTIVITIES	(275,552)	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(152,787)	-
Cash used for fixed assets	(26,324)	
CASH USED FOR INVESTING ACTIVITIES	(179,111)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	477,958	-
Issuance of common stock	581	-
CASH PROVIDED BY FINANCING ACTIVITIES	478,539	-
NET INCREASE (DECREASE) IN CASH	23,876	-
CASH AT BEGINNING OF YEAR	-	-
CASH AT END OF YEAR	$ 23,876	$ -
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
SousZen, Inc. (the "Company") was incorporated in the State of Delaware on December 18, 2018. The Company developed a commercial kitchen management system software that revolutionizes the freshly-prepared, local, organic (FPLO) food service operations for conventional restaurants or food trucks.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, and 2018, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, and 2018, the Company believed all amounts in accounts receivable are collectable.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of proof of concepts and legal expenses related to the development of the system. The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Kitchen equipment is depreciated over seven years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company is subject to franchise and income tax filing requirements in the States of Delaware and Oregon.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019 and 2018, the Company had recognized sales of $176,201 and nil.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

SOUSZEN, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2019 AND 2018

1.   <u>Summary of Significant Accounting Policies (continued)</u>

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2.   <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>Property and Equipment</u>

Property and equipment consisted of the following at December 31, 2019:

Property and equipment at cost:

Test Kitchen	$ 26,324
	26,324
Less: Accumulated depreciation	-
Total	$ 26,324

As the test kitchen has not been placed into service, as of December 31, 2019, no depreciation expense has been recorded.

4.   <u>Convertible Notes</u>

The Company has issued several promissory notes. In 2019, three promissory notes were issued for a total of $477,958 with 10% APRs and maturity dates in 2021.

5.   <u>Equity</u>

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.0001 par value per share. As of December 31, 2019, and 2018, 7,917,800 and nil shares, respectively, have been issued and are outstanding.

5.   **Equity (continued)**

2018 Equity Incentive Plan
The Company has the authority to issue up to 2,000,000 shares of common stock options to employees, contractors and advisors. The Company has issued 1,560,000 and nil shares of stock options as of December 31, 2019 and 2018, respectively. As of December 31, 2019, and 2018, 440,000 and 2,000,000 shares are still available for issuance under this plan. The shares typically vest over four years. The Company has recorded nil stock-based compensation expenses for the years ending December 31, 2019 and 2018.

6.   **Subsequent Events**

During 2020, the Company amended its articles of incorporation to increase the number of shares available for issuance up to 15,000,000. Additionally, the Company increased its 2018 Equity Incentive Plan to be able to issue up to 4,132,000 shares.

During 2020, the Company issued an additional 3,750,000 shares of its common stock. Additionally, the Company granted an additional 390,000 shares of stock options under their 2018 Equity Incentive Plan.

During 2020, the Company issued an additional $218,272 of convertible notes, at 10% APRs, with maturity dates in December 2022. All promissory notes issued in 2019, were extended to December 2022, too.

The Company has evaluated subsequent events through December 4, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.